                                                   Filed by Vari-L Company, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to rule 14a-12(b)
                                           Subject Company: Vari-L Company, Inc.
                                                     Commission File No. 0-23866



The following is a transcript of a presentation made by Chuck Bland and Rick Dutkiewicz, Chief Executive Officer and Chief Financial Officer, respectively, of Vari-L Company, Inc. to members of the investment community via teleconference on December 3, 2002:

TRANSCRIPT

THE OPERATOR FROM ACT TELECONFERENCING WILL WELCOME CALLERS TO THE CALL, PROVIDE VERBAL INSTRUCTIONS AND A FORMAT FOR THE CALL, AND INTRODUCE CHUCK AND RICK.

RICK DUTKIEWICZ:

Some of the statements in this conference call are "forward looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on a number of assumptions by us about the future, usually based on current conditions or on the broader expectations of others. These assumptions may or may not prove to be correct and, as a result, our own forward-looking statements may also be inaccurate. On the other hand, based on what we know today and what we expect in the future, we believe that the forward-looking statements we make in this teleconference are reasonable. In most cases, when we use words like "believe," "expect," "estimate," "anticipate," "project," "plan," or "predict" to describe something which has not yet occurred, we are making a forward-looking statement.

We cannot list here all of the risks and uncertainties that could cause our actual future financial and operating results to differ materially from our historical experience and our present expectations or projections but we can identify many of them. For example, our future results could be affected by the overall market for various types of wireless communications products, the success of the specific products into which our products are integrated, governmental action relating to wireless communications, licensing and regulation, the accuracy of our internal projections as to the demand for certain types of technological innovation, competitors' products and pricing, the success of new product development efforts, the timely release for production and the delivery of products under existing contracts, the ultimate outcome of pending and threatened litigation and regulatory action as well as those factors discussed in our Form 10-K for the year ended June 30, 2002. Our future results could also be affected by risks and uncertainties related to the proposed transaction with Sirenza, including whether such transaction can be completed and the timing of the closing of such transaction, the amount of additional loans that we incur under our loan facility with Sirenza and whether the $5.3 million credit facility will be adequate to fund the Company's operations, whether the costs of completing the transaction exceed management's estimates, and the reaction of our customers, vendors and distributors to proposed transaction. It is also important to remember that forward-looking statements speak only as of the date when they are made and we do not promise that we will publicly update or revise those statements whenever conditions change or future events occur. Accordingly, we do not recommend that any person seeking to evaluate our company should place undue reliance on any forward-looking statement in this conference call.

I'd like to turn the call over the Chuck Bland.


CHUCK BLAND:

Good afternoon and thank you for joining us today. On Monday, December 2nd, we announced a definitive agreement to sell substantially all of our assets to Sirenza Microdevices, Inc. This agreement has been approved by both boards and is expected to close in the first quarter of 2003 subject to customary closing conditions and approval of Vari-L shareholders.

Management and our board believe that this transaction, above all of the many alternatives considered, represents the most attractive outcome for our shareholders. Today we will discuss the practical and strategic considerations underlying this agreement and answer the question that is on all of your minds -- What does this transaction mean to me as a shareholder?

First let me say that Vari-L's board and management team reviewed a number of different strategies that would have maintained Vari-L's status as an independent public company. In reviewing those strategies, our primary goal was to restore shareholder value that eroded so quickly and substantially under prior management due to the well chronicled accounting irregularities. Despite early promising signs that a return to health was possible, the continuing sluggishness in the worldwide telecommunications industry, coupled with Vari-L's lack of access to capital to sustain operations, mandated that we act quickly to protect the interests of the Company and its shareholders.

With this in mind, our board retained the investment banking firm of Green Manning and Bunch to consider strategic alternatives. Green Manning developed a number of alternatives, and after discussing and evaluating potential business combinations with numerous entities, including possible equity infusions from venture capital firms, the board determined that this transaction with Sirenza was far and away the best fit for Vari-L, its shareholders, customers and employees.

Let me now address the strategic considerations that the management teams of Vari-L and Sirenza believe are the key drivers for this business combination

Number one, size in the telecommunications infrastructure industry is becoming more important. Increasingly, OEMs are looking to buy more products from fewer suppliers. This trend favors suppliers who have achieved a certain critical mass in technology, engineering talent, product offerings, manufacturing capability and financial strength. Once this transaction is closed, Sirenza will effectively double its size and vastly expand its customer base as well as its technological, engineering and distribution resources while maintaining excellent financial health.

Number two, versatility equals competitive advantage. With consolidation among OEMs likely to occur, suppliers with deep product lines will have a distinct advantage in serving global end markets with all major network standards. The Sirenza/Vari-L team will offer OEMs a single source for a much wider variety of products. In addition, Vari-L brings to Sirenza an established military/government product line and customer base that Sirenza has been lacking.

Number three, ability to support OEM cost reduction initiatives. With increased global competition and 2nd and 3rd tier markets now being targeted by OEMs, equipment costs are a more critical factor than ever. Our broad product portfolio, enhanced technical capabilities and global sales channels will greatly improve the Sirenza/Vari-L team's ability to help OEMs reduce their costs and remain competitive.

Number four, the importance of a global footprint. The ability to deliver sales, technical resources and customer service to OEMs located throughout North America, Europe and Asia is a key competitive advantage for component suppliers. On a post-acquisition basis, Sirenza has a greatly expanded global capability and projects that its revenue will be evenly distributed throughout those three geographic regions.

Number five, component and equipment integration advantages. A major question facing OEM's today is how to reduce costs in a period of low and slow-ramping production levels. And, at the same time, how do they do this with fewer internal RF resources? Add the growing roll of contract manufacturers in manufacturing, and you have the ingredients for a major thrust toward higher levels of equipment and component integration. If sheer volume cannot drive sufficient costs out of their products, then cost savings through integration will and has become a cornerstone of their component sourcing strategies.

I would like to turn now to the transaction itself and exactly what it means to you and other shareholders of Vari-L.

As outlined in our news release yesterday, following are the key points:

              - Sirenza will purchase substantially all of the assets of Vari-L for approximately $13.6 million in cash and stock.

              - Sirenza will forgive $1.4 million in secured Tranche A loans to Vari-L which were made under terms of the October 8, 2002 loan agreement.

              - The $13.6 million purchase price will be reduced by any additional draws against the Tranche B loan prior to the projected first quarter 2003 closing date. Right now, we expect those draws to be approximately $2.5 million.

              - That will leave the anticipated net consideration at approximately $11 million, which will be paid to Vari-L 45% in cash and 55% in Sirenza stock valued at $1.44 per share. I should note that the $1.44 share price of Sirenza stock is fixed in determining the number of shares issued at closing. This is important to you as shareholders in that we believe Sirenza has an outstanding opportunity to build shareholder value over the medium to long term.

              - Vari-L will continue to operate as a public "shell" company while it winds down its operations. We expect that process to last into the second quarter of 2004.

              - That distribution will come in stages, which we expect to begin shortly after the transaction closes and be concluded no later than the second quarter of 2004.

Now I'd like to introduce Rick Dutkiewicz to discuss the impact of continuing operations and other costs and events associated with this transaction.

RICK DUTKIEWICZ:

Thanks, Chuck. As we discussed previously, Vari-L will continue to function as an independent company until this transaction closes. Additionally, the public shell of the former Vari-L will continue to exist for at least one year following the closing of our transaction with Sirenza. I will address the financial impact that both of these periods will have on the purchase price and ultimate value to the shareholders.

As we mentioned previously, each dollar we borrow on the Tranche B loan from Sirenza reduces the ultimate purchase price. As of November 30, 2002, we had borrowed approximately $1.9 million including accrued interest from Sirenza. So in theory, if the transaction were to have closed as of that date, the net purchase price would have been $11.75 million.

We will continue to borrow funds from Sirenza as necessary to fund our operations as required from this period until closing. Each dollar borrowed plus the related accrued interest reduces the purchase price.

At closing, several costs and fees will be due with respect to the Sirenza transaction. These costs include the success fee due to Green Manning & Bunch for representing us in the transaction, certain severance and retention bonuses payable to employees, payment of the lease termination fee for the 4895 Peoria Street facility, etc. These fees will reduce the net proceeds available for distribution on a dollar for dollar basis and are currently estimated to be approximately $2.0 to $2.5 million.

On an ongoing basis, the old Vari-L will continue to exist, but on an extremely scaled back operation. The old Vari-L will work to liquidate all remaining liabilities, file the required quarterly and annual reports as required by the SEC, and handle any shareholder or other related issues. A Board of Directors will continue to exist and most likely a trustee will be appointed to oversee the reduced operations. Furthermore, the cash contribution payable to settle the shareholder lawsuits and any other legal related costs will most likely be paid during this period of time.

The final liquidation and distribution to Vari-L shareholders will take place once all the obligations have either been paid or settled with the remaining creditors. We anticipate that this will not occur until at least 14 to 15 months after the transaction with Sirenza closes.

Now I would like to turn the call over to Chuck Bland for some closing thoughts.

CHUCK BLAND:

Thanks Rick.

Before I open the call to questions, let me reiterate that the management team and board of Vari-L feel quite strongly that this transaction is clearly the best and most responsible alternative available to us during this critical time. Given the state of the telecommunications industry, our steady cash burn and lack of access to additional capital, we believe that waiting longer would have exposed Vari-L and its shareholders to unreasonable and unnecessary risks.

With that I will now open the call to questions.

QUESTION AND ANSWER

Operator: Thank you, sir. Ladies and gentlemen, at this time, we will begin the question and answer session. If you do have a question, please press the star button followed by one on your push button phone. To decline from the polling process, please press the star followed by two, you will hear a three tone prompt acknowledging your selection and your questions will be polled in the order in which they are received. If you are using speakerphone equipment today, you will need to lift the handset and press the numbers.

One moment please for our first question.

Our first question comes from Jeb Besser of Manchester Management.

Mr. Besser: Hi, guys, congratulations on a successful transaction. It's a fantastic fit for you. My question relates to the tentative settlement you announced on the lawsuit -- has there been any further progress there? And given that you have awarded, tentatively, two million shares in that transaction, how are those shares going to be affected by the Sirenza asset buy?

Operator: Ladies and gentlemen due to technical difficulties, the conference will be getting underway in just a moment. So, Mr. Besser, if you could hold with your questions momentarily.

Mr. Besser:  Yes.

Operator: Ladies and gentlemen thank you for standing by. Our first question comes from Mr. Jeb Besser with Manchester Management. Sir, please restate your question.

Mr. Besser:  Hi guys, congratulations on what looks like a great transaction.

Chuck Bland & Rick Dutkiewicz:  Thanks, Jeb.

Mr. Besser: My question relates to the two million shares that you've tentatively agreed to give to the class action. What I'm curious about is how those shares are going to be affected...is that the major piece of what's going to take 14 to 15 months to resolve? Do those...how are those shares going to be represented in terms of voting on the transaction, etc.? What are the mechanics of that?

Chuck Bland: Those shares, to answer your first question, don't really play a role in the 14 to 15 month timing to clean this up. We are working with the plaintiffs right now, the class action plaintiffs, to get the class certified so we can issue those shares. To be honest, I'm not sure how the shares will be voted. If they're issued, if we have the class action in place, I assume they'll be voted at that time. It's possible that, if the class action is not certified by then, they won't be issued. It's a good question. I'll have to check with our attorneys. I hadn't thought about those two million shares.

Mr. Besser: I guess the other question would be what do we as shareholders have to do if the class is being certified right now. Is there anything we as potential members of that class have to do or is that something the plaintiffs have to take care of?

Rick Dutkiewicz: Jeb, this is Rick Dutkiewicz, it's my understanding that the plaintiffs will handle that. Lead counsel for them is Milberg Weiss. So that will be handled in due course here as we sort through the kind of last elements of that agreed upon settlement.

Chuck Bland: You don't have to do anything proactive. They will notify you by mail. We will provide lists, shareholder lists, for the class period and they'll be mailing you an option packet to basically opt in or opt out of the settlement.

Mr. Besser: I guess the only other question there would be what is with the class, what is the fully diluted share count?

Rick Dutkiewicz: It will be a little north of, approximately 9.3 million shares as we sit here today.

Mr. Besser:  Mmm Hmmm.  And that's counting the two million in the class?

Rick Dutkiewicz:  Yes it is.

Mr. Besser: All right, terrific. Oh, and one other quick question. The Anaren notification, can you explain a little bit further what that is and what the effect might be of that?

Chuck Bland: Yeah. One of our new products lines is a coupler product line that we introduced about four months ago. Anaren claims that we, has filed a patent infringement claim against us, we believe the claim is without merit. That claim will be passed to Sirenza as they're taking that product line, and they'll determine if they want to pursue the product line or litigate the case.

Mr. Besser:  Okay.  Thank you.

Operator: Thank you, sir. Once again ladies and gentlemen if you do have a question press the star followed by the one on your keypad. And as a reminder if you are using speakerphone equipment, you must first lift the handset. There are no additional questions at this time.

Mr. Bland: Thank you, operator. We did want to pass along one additional piece of information. I was on a conference call yesterday with Sirenza talking to their shareholders and in the course of that conversation, one of their analysts asked me what kind of visibility we had into demand from telecomm companies today. And that hasn't changed. It's about, typically we get orders 45 days prior to shipment so our visibility hasn't got much better. But, what I can say is that we have seen some improvement in our sales, and we would expect sales for this quarter, being our second quarter of the year ending December 31st, to be up between 5 and 10 percent of our first quarter results. So in the interest of full disclosure, we mentioned that yesterday on the analyst call and wanted to share it with our shareholders.

Operator: Excuse me, gentlemen -- I'm sorry for the interruption, but we do have a follow-up question. Would you like to take that?

Chuck Bland:  Sure.

Operator: Okay, our follow-up question is from Jeb Besser with Manchester Management.

Mr. Besser: I guess I would be the only follow-up since I've asked the only question! In terms of this 14 to 15 month period, do you have any kind of a rough estimate as to what kind of expenses might be incurred in that period? Are there, is this related to the leases running out on the extraneous buildings and are you going to be leasing a new building as Sirenza or is it going to be an existing building where you're retaining the lease?

Chuck Bland: Let me answer the last part about the building and then I'll let Rick talk to you about the ongoing cost. Yeah, Sirenza has agreed to sublease all of our current buildings from the date of closing until June 30, 2003. As a result of that, they will continue to use those facilities during that period. Three of the four leases expire on or around June 30, 2003. Before that, Sirenza will have leased a new facility in Denver that will consolidate all of Vari-L's operations, as well as the operations from a couple other Sirenza operations here in Denver. So the plan is to get into one building, which significantly reduces the cost versus what we're paying today. The fourth building has a lease that runs through 2005, I think the third quarter of 2005, and the plan there is to either negotiate a termination, an early termination, or to find a sublessor to take over that building.

Mr. Besser: Mmm Hmmm. And do you anticipate any kind of significant expenses related to moving the manufacturing facility?

Rick Dutkiewicz: That's a good question, Jeb. The reality is that hopefully the transaction closes as quickly as possible. We believe it's in everybody's best interest to get the transaction, S-4 through and get everything finalized and closed. The moving will be in theory an obligation of Sirenza because they'll continue to operate and manufacture in our Denver facilities. Really, to your second question, which is a great question, we've got a fairly good handle on those costs that occur at closing because they're already negotiated or have been settled upon. What's a little difficult for us though is, for example, when we discuss the one building that remains through 2005, we're going to have to make some assumptions of either what it's going to cost to get out of that facility or what a fair market value of what a sublease is going to be. Furthermore, the shell company will continue to have items such as D&O insurance, continue to have audit, tax and quarterly filing fees, continue to have some other certain fees that extend, fees to the trustee, that extend in that closedown period. We just don't have a good enough handle since they haven't been negotiated.

Mr. Besser: What else besides the building, what else is there? You've settled the class action....let's say if you found a sublessee for the building July 1 of 2003 -- would the company terminate on July 2? What other things are there besides the building?

Rick Dutkiewicz: That's another good question. There's a requirement for us to continue to remain a separate entity for at least one year following the transaction to just insure that any other catch-up costs, etc. really get caught within that one-year window post-closing and ensure that nothing else gurgles up from the bottom. Frankly, we kind of look at this, the question we have is that certainly D&O insurance, even though this will continue to be something of a shell, is still a fairly pricey proposition these days. We have not yet selected a trustee and from our standpoint we're trying to get our mitts on what's a reasonable fee for that. So those fees can vary pretty substantially, so that's why we've stepped backed a little bit and haven't been able to disclose that. Like I said previously, we also have the payment of at least a quarter of a million of cash that relates to the class. That will be a post-closing item.

Mr. Besser: Mmm Hmmm. But that still doesn't answer the basic question of okay, so the agreement calls for you to be an independent entity for one year. Is Q2 just a safe date or, I mean, if the transaction closes in February, I guess you said it's about 14 to 15 months from closing?

Rick Dutkiewicz:  Exactly.

Mr. Besser:  So...

Chuck Bland: Basically, we have to remain an entity for 12 months after the closing. So assuming a February 28th close, then clearly an April, March to April 30 windup is possible. There's very little, and certainly we'll be preparing for the windup long before we get to the end of it. We'll be in as good a position as we can to finish as soon as possible.

Mr. Besser: Will this be a two years of D&O insurance proposition and paying the trustee for two years or do you think that this will be fairly nominal expense after that first year?

Rick Dutkiewicz: Since our D&O really runs through July of 2003, I mean, we're certainly looking at another full year of premium on D&O. And, hopefully, what happens we can liquidate prior to that and either purchase a tail policy or something around that. So these are the kind of things that need to shake out over the next couple months. We certainly haven't negotiated. We've got some idea in our minds as to what the costs are, but unfortunately the D&O marketplace right now is rather dynamic.

Mr. Besser:  Mmm hmmm.  Okay, thank you.

Rick Dutkiewicz:  Sure.

Operator: Thank you gentlemen. There are no further questions at this time. Do you have any additional comments?

Chuck Bland: No I don't. We appreciate everyone's participation. If you have any questions, please feel free to contact either Rick or myself either via e-mail or phone.

Operator: Thank you, sir. Ladies and gentlemen, this does conclude the Vari-L/Sirenza Definitive Agreement teleconference. Thank you for your participation and you may now disconnect.